SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Life Exchange, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

CUSIP No. 53184V 10 8

  (CUSIP Number)

 The Vantage Group, Ltd.
410 Park Avenue, Suite 1530
New York, NY 10022

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

February 9, 2007

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 53184V 10 8	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Vantage Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

45,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	45,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.465%
14	TYPE OF REPORTING PERSON

CO

Page 3 of 4 Pages

Item 1. Security and Issuer
This statement relates to the common stock $0.001 par value, of Life Exchange, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 2001 Biscayne Blvd., Suite 2102, Miami, FL 33137.

Item 2. Identity and Background.

 (a)-(c),  (f).  This statement is being filed by The Vantage Group Ltd. (“Vantage”).

Vantage, a Delaware corporation, whose business address is 410 Park Avenue, Suite 1530, New York, New York 10022, is primarily engaged in the business of providing consulting services to public and private entities.

Lyle Hauser, the President of Vantage, has sole voting and dispositive power over the shares held by Vantage.  Mr. Hauser’s business address is 410 Park Avenue, Suite 1530, New York, New York 10022. Mr. Hauser is a citizen of the United States.

(d) and (e).  During the past five years, neither Vantage nor Mr. Hauser has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement for the Exchange of Common Stock, dated December 22, 2005, Vantage was issued 15,000,000 shares of Issuer’s common stock in compensation for services rendered pursuant to that certain Engagement Letter dated August 5, 2005. On March 8, 2006 Vantage entered into a Stock Purchase Agreement with Issuer and pursuant thereto purchased 30,000,000 shares of Issuer’s capital stock, for a purchase price equal to $500,000, comprised of (i) $400,000 cash and (ii) a waiver of $100,000 for consulting fees due and payable to Vantage by Issuer.  Vantage’s aggregate holdings in Issuer comprise 25.465% of the issued and outstanding capital stock of Issuer.

Item 4. Purpose of Transaction.
As described above, Vantage’s acquisition of these shares was made pursuant to the Agreement for the Exchange of Common Stock and the Stock Purchase Agreement by which Vantage acquired an aggregate of 45,000,000 shares of the Issuer’s capital stock, comprising 25.465% of the issued and outstanding capital stock of the Issuer.

This acquisition and related transactions are described in the Issuer's Form 10-SB12(g) with a filing date of January 19, 2007 (the “Form 10-SB12(g)).  Except as set forth in this Item 4 and in the Form 10-SB12(g), Vantage does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Vantage was issued 45,000,000 shares of common stock of the Issuer, which represents 25.465% of the issued and outstanding shares of the Issuer.

(b) Vantage has the sole power to vote or dispose of 45,000,000 shares of common stock of the Issuer

(c) Other than the acquisition of the shares reported herein, Vantage has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Vantage has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Page 4 of 4 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

The Vantage Group, Ltd.

November 09, 2007	By:	/s/ Lyle Hauser
Lyle Hauser
President